United States securities and exchange commission logo





                             March 2, 2023

       Riaan Davel
       Chief Financial Officer
       DRDGOLD LIMITED
       Constantia Office Park
       Cnr 14th Avenue and Hendrik Potgieter Road
       Cycad House, Building 17, Ground Floor
       Weltevreden Park 1709
       South Africa

                                                        Re: DRDGOLD LIMITED
                                                            Form 20-F for the
Fiscal Year ended June 30, 2022
                                                            Filed October 28,
2022
                                                            File No. 001-35387

       Dear Riaan Davel:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 20-F for the Fiscal Year ended June 30, 2022

       Item 19 - Exhibits
       Exhibit 96.1 Technical Report Summary and Certification - FWGR, page 3

   1. We note that disclosures under Economic Assessment, on pages 117 and 119 of the
                                                        Technical Report
Summary, include graphs illustrating gold sales quantities and life-of-
                                                        mine cash flows
although without distinct numerical or line item details.

                                                        Please discuss this
observation with the qualified persons and arrange to obtain and file a revised Technical
Report Summary that includes the entire discounted cash flow analysis, including
annual cash flow forecasts based on an annual production schedule for the life of project, to
comply with Item 601(b)(96)(iii)(B)(19)(ii) of Regulation S-K.
 Riaan Davel
DRDGOLD LIMITED
March 2, 2023
Page 2
2. We note that disclosures under Reliance on Information Provided by the Registrant, on page 136 of the Technical Report Summary, include categories of information beyond those that are permissible under Item 1302(f)(1) of Regulation S-K.

         For example, in the last two bullet points of this section, the qualified persons indicate there has been reliance with regard to certain cost estimates and technical evaluations provided by FWGR or its consultants or associates.

         Please discuss this observation with the qualified persons and arrange to obtain and file a revised Technical Report Summary that is consistent with the requirements in Item
         1302(f)(2) of Regulation S-K.

         We generally anticipate that qualified persons would validate and discuss information utilized in preparing the report that is not within the categories listed in the guidance referenced above, in an alternate and corresponding section of the report.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact John Coleman, Mining Engineer, as (202) 551-3610, with any questions regarding the mineral property disclosures. You may contact Karl Hiller, Branch Chief, at (202)
551-3686 with any other questions.



FirstName LastNameRiaan Davel                                   Sincerely,
Comapany NameDRDGOLD LIMITED
                                                                Division of
Corporation Finance
March 2, 2023 Page 2                                            Office of
Energy & Transportation
FirstName LastName